

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

By U.S. Mail and Facsimile

November 1, 2007

Mr. Boris Cherdabayev
Principal Executive Officer
BMB Munai, Inc
324 South 400 West
Salt Lake City, Utah 84101

> **Re:**   **BMB Munai, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Filed June 14, 2007**
> **File No. 1-33034**
> **Supplemental Response dated September 10, 2007**

Dear Mr. Cherdabayev:

We have reviewed your September 10, 2007 supplemental response as well as your Form 10-KSB for the Fiscal Year Ended March 31, 2007 and have the following engineering comments. Please provide a written response to our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended March 31, 2007

General

1.   These comments were initially presented to you in our telephone conversation with Richard T. Ludlow, your outside legal counsel on October 19, 2007.

Business, page 4

Oil and Gas Reserves, page 6

2.   In comment 1 of our letter dated July 6, 2007, we asked that you amend your
        proved reserve table to also disclose those proved developed and proved
        undeveloped reserve volumes that you have scheduled to be recovered after
        expiration of your current exploration license. Your proposed text displays
        "Proved reserves to be <u>developed</u> by June 30, 2009" rather than "recovered".
        Please amend your document to disclose the information that we requested.

<u>As noted above, from June 2006 through March 31, 2007 we invested approximately
$37.4 million in the exploration and development of our properties…,page 19</u>

3.   Your response to our prior comment 2 stated that the amounts contained in the
        tables on pages 28 and F-30 are cumulative figures". The "costs incurred" as
        prescribed by Financial Accounting Standard 69, paragraphs 21-23, are figures
        for each prior year, not a cumulative total. "Capitalized costs", as described by
        paragraphs 18-20, are cumulative. Please amend your document to comply with
        FAS 69.

Report of Independent Registered Public Accounting Firm, page F-1

Reserves, page F-32

4.   In your response to our prior comment 4, you present the "addition of the
        Kariman structure" as the explanation for the significant additions to your March
        31, 2007 proved reserves by extensions and discoveries. Please expand this to
        include additional information, e.g. gross and net wells drilled, proved
        undeveloped reserves added, etc.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3789 with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant